Actions Semiconductor Reports Fourth Quarter and Fiscal Year 2010 Results

ZHUHAI, China, January 27, 2011 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2010.

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2010 was $10.7 million, as compared to revenue of $9.3 million for the third quarter of 2010, and $7.9 million for the fourth quarter of 2009.  Revenue for the year ended December 31, 2010 was $37.6 million, compared to revenue of $44.1 million for the year ended December 31, 2009.

Net loss attributable to Actions Semiconductor’s shareholders for the fourth quarter of 2010 was $0.15 million, or $0.00 per ADS.  This compares to net income attributable to Actions Semiconductor’s shareholders of $1.9 million, or $0.03 per ADS, for the third quarter of 2010, and a net loss attributable to Actions Semiconductor’s shareholders of $7.5 million, or $0.10 per ADS, for the fourth quarter of 2009.  Net income for the full year of 2010 was $0.4 million, compared to a net loss of $10.4 million reported for the full year 2009.  Net income per ADS was $0.01 for 2010, compared to net loss per ADS of $0.14 reported for the full year 2009.

Actions Semiconductor reported gross margin of 37.1% for the fourth quarter of 2010, as compared to gross margin of 40.1% for the third quarter of 2010, and 34.9% for the fourth quarter of 2009.  Fourth quarter 2010 gross margin decreased, after a sequential increase in the first three quarters in 2010, primarily due to an inventory write off of $0.2 million.  The Company ended the year 2010 with $42.9 million in cash and cash equivalents together with time deposits.  Trading securities and marketable securities, current and non-current, were $189.7 million at the end of the year.

Since the share repurchase programs commenced in 2007, the Company has invested approximately $35.2 million in repurchasing its shares.  As of December 31, 2010, approximately 14.9 million American Depositary Shares (ADSs) were repurchased.

 “We are pleased to exit 2010 with better than expected results for the fourth quarter,” stated Mr. Niccolo Chen, CEO of Actions Semiconductor.  “Our fourth quarter results were driven by a strong increase in product shipments as the Company experienced improved demand for our new products addressing the faster growing segments of the MP4 market as well our high-volume automotive and boom box products. We enjoyed the first revenue contribution from our new gaming product line, Series G1000.  This product family provides a compelling platform for Gaming PMP manufacturers to deliver gaming devices cost effectively with high quality video functions.

“During 2010, we made progress on our product diversification strategy and achieved the milestone of penetrating into the advanced video PMP markets.  We introduced three new product families targeted toward mobile video entertainment markets.  We believe that we are beginning to benefit from the investments we have been making in R&D. Heading into 2011, we have increasing momentum in a number of markets that we serve, such as video gaming, digital video recording, Android based PMP, TV box, HD 1080P & 720P MP4, automotive audio, and boom box,” concluded Mr. Chen.

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The Company undertakes no obligation to update these statements.

For the first quarter of fiscal year 2011 ending March 31, 2011, Actions Semiconductor estimates revenue in the range of $7.5 to $8.5 million, gross margin will be approximately 40% and operating expenses higher on a sequential basis.  The first quarter 2011 estimates include share-based compensation of approximately $0.6 million.

Conference Call Details

Actions Semiconductor’s fourth quarter and fiscal year 2010 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Thursday, January 27, 2010.  To participate in the live call, analysts and investors should dial 877-941-2068 (within U.S.) or 480-629-9712 (outside U.S.) at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through January 28, 2011, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4399701.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor’s belief that it is positioned to capture some upside from these trends, and Actions Semiconductor’s future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts: Lisa Laukkanen The Blueshirt Group lisa@blueshirtgroup.com	Edward Chen Investor Relations at Actions Semiconductor edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2010	2010	2009
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	42,872	53,919	87,706
Time deposits	34	32	62
Marketable securities	164,336	158,259	139,984
Trading securities	535	510	-
Accounts receivable, net	1,844	2,163	1,891
Amount due from a related party	569	677	530
Amount due from an equity method investee	94	300	492
Notes receivable	-	60	-
Inventories	4,832	6,128	4,501
Prepaid expenses and other current assets	3,242	2,809	1,258
Deferred tax assets	399	303	371
Income tax receivable	-	190	-
Total current assets	218,757	225,350	236,795

Investment in equity method investees	6,401	6,158	1,577
Other investments (NIL, NIL and $420 carried at fair value as of December 31, 2010, September 30, 2010 and December 31, 2009 respectively)	2,764	2,757	3,258
Marketable securities ($14,296, $14,177 and NIL carried at fair value as of December 31, 2010, September 30, 2010 and December 31, 2009 respectively)	24,831	24,623	23,773
Rental deposits	40	42	46
Property, plant and equipment, net	24,604	20,770	14,437
Land use right	1,554	1,549	1,546
Acquired intangible assets, net	4,318	4,565	3,625
Deposit paid for acquisition of intangible assets	2,408	1,975	-
Deferred tax assets	88	103	149
Goodwill	468	468	-
TOTAL ASSETS	286,233	288,360	285,206

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,850	5,721	2,355
Accrued expenses and other current liabilities	7,247	5,969	4,626
Other liabilities	2,502	2,260	2,124
Income tax payable	140	102	129
Deferred tax liabilities	446	377	284
Total current liabilities	13,185	14,429	9,518

Other liabilities	83	82	319
Deferred tax liabilities	2,286	2,225	2,058
Total liabilities	15,554	16,736	11,895
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	24,252	26,317	31,423
Accumulated other comprehensive income	24,420	23,116	20,239
Retained earnings	222,032	222,184	221,648
Total Actions Semiconductor Co., Ltd. shareholders' equity	270,705	271,618	273,311
Noncontrolling interest	(26)	6	-
Total equity	270,679	271,624	273,311
TOTAL LIABILITIES AND EQUITY	286,233	288,360	285,206

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues:
Third-parties:
System-on-a-chip products	8,731	6,787	29,939	31,482
Semiconductor product testing services	44	53	151	203
	8,775	6,840	30,090	31,685
Related-parties:
System-on-a-chip products	1,960	1,097	7,495	12,455
Total revenues	10,735	7,937	37,585	44,140
Cost of revenues:
Third-parties:
System-on-a-chip products	(5,596)	(4,337)	(18,521)	(21,322)
Semiconductor product testing services	(24)	(33)	(81)	(117)
	(5,620)	(4,370)	(18,602)	(21,439)
Related-parties:
System-on-a-chip products	(1,127)	(800)	(4,325)	(8,771)
Total cost of revenues	(6,747)	(5,170)	(22,927)	(30,210)
Gross profit	3,988	2,767	14,658	13,930
Other operating income	22	595	966	918
Gain on deemed disposal	-	-	-	1,736
Operating expenses:
Research and development	(4,425)	(4,552)	(17,325)	(19,295)
General and administrative	(2,204)	(2,249)	(8,125)	(8,812)
Selling and marketing	(420)	(244)	(1,208)	(1,115)
Total operating expenses	(7,049)	(7,045)	(26,658)	(29,222)
Loss from operations	(3,039)	(3,683)	(11,034)	(12,638)
Other income (expense)	794	29	2,348	(654)
Dividend income	-	20	-	440
Fair value change in trading securities	1	-	(2)	40
Gain on disposal of other investment	-	-	137	-
Interest income	2,503	2,679	9,608	10,977
Interest expense	-	-	-	(57)
Other-than-temporary impairment loss on investments	-	(6,397)	-	(7,407)
Income (loss) before income taxes, equity in net (loss) of equity method investees and noncontrolling interest	259	(7,352)	1,057	(9,299)
Income tax (expense) credit	(86)	152	(422)	(537)
Equity in net loss of equity method investees	(357)	(302)	(781)	(826)
Remeasurement gain on equity interest on acquisition of a subsidiary	-	-	494	-
Net (loss) income	(184)	(7,502)	348	(10,662)
Less: Net loss attributable to noncontrolling interest	32	-	36	264
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(152)	(7,502)	384	(10,398)

Net (loss) income per share-basic:
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(0.000)	(0.016)	0.001	(0.023)

Net (loss) income per share-diluted:
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(0.000)	(0.016)	0.001	(0.023)

Basic (per ADS)	(0.002)	(0.099)	0.005	(0.135)
Diluted (per ADS)	(0.002)	(0.099)	0.005	(0.135)

Weighted-average shares used in computation:
Basic	430,634,573	454,845,873	438,401,072	460,812,477
Diluted	430,634,573	454,845,873	457,135,662	460,812,477

Weighted-average ADS used in computation :
Basic	71,772,429	75,807,646	73,066,845	76,802,080
Diluted	71,772,429	75,807,646	76,189,277	76,802,080

Note: Stock compensation recorded in each
expense classification above is as follows:
Research and development	(159)	582	1,067	2,475
General and administrative	(64)	316	404	1,335
Selling and marketing	(12)	43	59	196
Cost of revenues	2	-	2	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2010	2009
	(unaudited)	(unaudited)	(audited)
Operating activities:
Net (loss) income	(184)	348	(10,662)
Adjustments to reconcile net (loss) income to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	543	1,929	2,073
Land use right	8	33	34
Allowance for doubtful accounts receivable	-	(102)	(56)
Amortization of acquired intangible assets	472	1,901	2,833
Utilization of subsidy from local authorities of Beijing and Zhuhai, the People's Republic of China ("PRC")	-	(225)	(226)
Write down of inventories	221	378	294
(Gain) loss on disposal of property, plant and equipment	(12)	42	(5)
Gain on disposal of other investment	-	(137)	-
Equity in net loss of equity method investees	357	782	826
Remeasurement gain on equity interest on acquisition of a subsidiary	-	(494)	-
Share-based compensation	(233)	1,532	4,006
Fair value change in trading securities	1	(2)	(40)
Deferred taxes	48	422	484
Gain on deemed disposal	-	-	(1,736)
Other-than-temporary impairment loss on investments	-	-	7,407
Changes in operating assets and liabilities:
Proceeds from disposal of trading securities	-	5	30,649
Purchase of trading securities	-	(470)	(11,310)
Accounts receivable	320	151	(1,305)
Amount due from a related party	108	(39)	967
Notes receivable	60	-	74
Inventories	1,112	222	3,152
Amount due from an equity method investee	210	410	(492)
Prepaid expenses and other current assets	(405)	(1,326)	(526)
Accounts payable	(2,914)	(32)	(301)
Accrued expenses and other current liabilities	1,160	(1,680)	1,597
Income tax receivable	88	-	-
Income tax payable	141	14	(93)
Deposit paid for acquisition of land use right	-	(901)	-
Rental deposit refunded (paid)	2	(1)	(7)
Net cash provided by operating activities	1,103	2,760	27,637

Investing activities:
Investment in an equity method investee	(600)	(5,606)	(1,500)
Proceeds from disposal of other investments	-	1,251	44
Proceeds from redemption of marketable securities	17,399	77,657	91,066
Purchase of marketable securities	(22,785)	(100,498)	(53,833)
Proceeds from disposal of property, plant and equipment	21	21	30
Deposit paid for acquisition of property, plant and equipment	-	-	(1,733)
Purchase of property, plant and equipment	(4,216)	(8,851)	(6,613)
Purchase of intangible assets	(185)	(1,762)	(3,074)
Deposit paid for acquisition of intangible assets	(432)	(2,408)	-
Decrease in restricted cash	-	-	440
(Increase) decrease in time deposits	(2)	28	7
Acquisition of a subsidiary, net of cash and cash equivalent acquired	-	(937)	-
Disposal of a subsidiary, net of cash and cash equivalent disposed	-	(10,110)	(2,707)
Net cash (used in) provided by investing activities	(10,800)	(51,215)	22,127

Financing activities:
Repayment of short-term bank loans	-	-	(2)
Receipt of amount due from a former subsidiary	-	11,020	-
Advance subsidy from local authorities of Shenzhen and Zhuhai, the PRC	223	302	750
Proceeds from exercise of stock options	145	316	-
Proceeds on issue of shares of subsidiary	-	-	1,885
Repurchase of ordinary shares	(1,977)	(9,019)	(10,130)
Net cash (used in) provided by financing activities	(1,609)	2,619	(7,497)

Net (decrease) increase in cash and cash equivalents	(11,306)	(45,836)	42,267

Cash and cash equivalents at the beginning of the period	53,919	87,706	45,435

Effect of exchange rate changes on cash	259	1,002	4
Cash and cash equivalents at the end of the period	42,872	42,872	87,706